

July 27, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of The RBB Fund, Inc. under the Exchange Act of 1934:

- DriveWealth Power Saver ETF

- DriveWealth Steady Saver ETF

Sincerely,